SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated For the month of  May, 2007

VOTORANTIM PULP and PAPER INC.
(Translation of Registrant’s Name Into English)

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

          (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

VCP CONCLUDES THE SALE OF MOGI DAS CRUZES

São Paulo, May 2, 2007 - Votorantim Celulose e Papel S.A (NYSE: VCP / Bovespa: VCPA4), one of Latin America’s largest pulp and paper producers, pursuant to Brazilian regulation CVM nº 358/02, hereby announces:

1. Pursuant to the terms of the Material Fact released on March 6, 2007, VCP announced the signing of an agreement for the sale of its unit located in Mogi das Cruzes (SP); and

2. Following the Material Fact, VCP announces the conclusion of the sale of this unit, duly formalized as of this current date, to Mr. Emanuel Wolff, major shareholder of Comércio e Indústria Multiformas Ltda, for the total amount of R$57.2 million.

As previously announced, the divestiture plan of the Mogi das Cruzes is part of VCP’s strategy to focus on the large scale growth of market pulp production and on the strategic repositioning of its paper businesses.

The Mogi das Cruzes unit produces 25,000 tons per year of industrial and special papers such as decorative papers (for coating of wood panels and furniture), special packaging papers (for soap and cigarettes) and special printing and writing papers (colored, perfumed and embossed papers and cardboards).

Market Capitalization: R$ 8.3 billion US$ 4.1 billion Share Price (04/30/07): VCPA4=R$ 40.50 ADR VCP =US$ 19.98 Number of Shares: Voting=105,702,452 Preferred= 98,443,055 Total = 204,145,507
Investor Relations:
Valdir Roque
Finance and IR Officer
Alfredo F. Villares
IR Manager
Andrea Kannebley
Sandra Matsumoto
Isabela Cadenassi
Tel: (5511) 2138-4168/4261/4287
Fax: (5511) 2138-4066
ir@vcp.com.br
www.vcp.com.br

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

VOTORANTIM PULP and PAPER INC.
(Registrant)
Date: 05/02/2007

	By:	/s/ Valdir Roque
	Name:	Valdir Roque
	Title:	Chief Financial Officer